Exhibit 22

At April 15, 2003, the Company had the following subsidiaries:

Name	State of Organization	Ownership
National Data, Inc.	Delaware	100 percent owned
VeriCentrix, Inc.	Georgia	100 percent owned
Detect-X, Inc.	Nevada	100 percent owned